Exhibit 99.1

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 12, 2015) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2015 Annual Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual Meeting held earlier today are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	72,870,052	89.49%	8,556,365	10.51%
John A. Brussa	57,365,792	70.45%	24,060,625	29.55%
Raymond T. Chan	70,050,680	86.03%	11,375,737	13.97%
Edward Chwyl	72,891,653	89.52%	8,534,764	10.48%
Naveen Dargan	73,111,689	89.79%	8,314,728	10.21%
R.E.T. (Rusty) Goepel	72,931,120	89.57%	8,495,297	10.43%
Gregory K. Melchin	73,148,482	89.83%	8,277,935	10.17%
Mary Ellen Peters	73,042,430	89.70%	8,383,987	10.30%
Dale O. Shwed	71,437,568	87.73%	9,988,849	12.27%

For complete voting results, please see our Report of Voting Results which will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com